July 7, 2011

Lisa Kohl

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

First Resources Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed April 27, 2011

File No. 333-169499

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed April 15, 2011

File No. 000-54336

Dear Ms. Kohl:

First Resources, a Nevada corporation (the “Company”), has received and reviewed your letter of May 18, 2011, pertaining to the Company’s Amendment No.3 to Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on April 27, 2011, and Form 10-K for the Fiscal Year Ended December 31, 2010 (the “Yearly Report”) as filed with the Securities & Exchange Commission (the “Commission”) on April 15, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated May 18, 2011.

Registration Statement on Form S-1

Prospectus Cover Page

1.

Please include a page number in your cross reference to the “Risk Factors” section of your prospectus.  See Item 501(b)(3) of Regulation S-K.

RESPONSE:  We have revised the Filing on Page 3 to include a cross reference to the Risk Factors section of our prospectus.

Dilution, page 18

2.

Please revise your computations of per share dilution to new investors to reflect the gross offering price per share as opposed to the net offering price per share.  Please note that net tangible book value per share after giving effect to the offering should be computed using net proceeds, the increase in net tangible book value per share attributable to new investors should be computed using net tangible book value per share at December 31, 2010 compared to the net tangible book value per share after giving effect to the offering and the per share dilution to new investors should be computed using the gross offering price as compared to the net tangible book value per share after giving effect to the offering.  Please revise your computations and disclosure accordingly.

RESPONSE:  We have revised the Dilution Table on Page 19 of the Filing to include the following information:

	100% of offered shares are sold	50% of offered shares are sold	25% of offered shares are sold	10% of offered shares are sold
Offering Price	$0.0500 per share	$0.0500 per share	$0.0500 per share	$0.0500 per share
Net tangible book value at 12/31/10	$(0.0018) per share	$(0.0018) per share	$(0.0018) per share	$(0.0018) per share
Net tangible book value after giving effect to the offering	$0.0195 per share	$0.0109 per share	$0.0044 per share	$(0.0006) per share
Increase in net tangible book value per share attributable to cash payments made by new investors	$0.0213 per share	$0.0127 per share	$0.0063 per share	$0.0013 per share
Per Share Dilution to New Investors	$0.0287 per share	$0.0373 per share	$0.0437 per share	$0.0487 per share
Percent Dilution to New Investors	57.37%	74.61%	87.49%	97.47%

Description of Property, page 19

3.

We note your response to comment five in our letter dated April1, 2011.  As previously requested, please include a statement in this section of your filing that your claims are without known reserves and that your plan of exploration is exploratory in nature.  See Instruction 7 to Item 102 of Regulation S-K and Industry Guide 7, Description of Property by Issuers Engaged or to Be Engaged in Significant Mining Operations, paragraph (b)(4)(1).

RESPONSE:  We have revised the Filing on Pages 19 and 24 to include the following language:

“To the extent of the Company’s knowledge, there have been no previous operations on the land on which the MDZ claims are staked. The land is unimproved desert with one unpaved, four wheel drive road and one dry creek crossing the staked area.  There are no improvements, buildings, houses, or infrastructures of any kind within the claim’s boundaries, nor are there any indications there have ever been such improvements.  Currently, there are no mines on the subject land. The topographic maps prepared by the US Geologic Survey show a mine shaft within the claim’s boundaries; however, the geologists were not able to locate it during our staking program and they cannot confirm that it is in fact there, nor do they have any information pertaining to it. There are no plants, equipment, surface or subsurface improvements, or facilities on the land on which the MDZ claims are located; therefore, the Company has not incurred any costs on the property other than the annual fees, which have already paid to the Arizona BLM to stake the claims. Our claims are without known reserves and our plan of exploration is exploratory in nature.”

Management’s Discussion & Analysis, page 30

Results of Operations, page 30

4.

Please expand your disclosure to discuss the reasons for the changes in stock based compensation, general and administrative expenses, working capital deficit and net cash provided by financing activities, and explain your statement that your increased expenses in fiscal 2010 are due to a decrease in compliance and compensation expenses.  See Instruction 4 to Item 303(a) of Regulation S-K.

RESPONSE:  We have revised the Filing on Page 31 to include the following language:

“We have not generated any revenue to date. Expenses in the year ended December 31, 2010 amounted to $1,246,808 as compared to $19,409 to the year ended December 31, 2009 and the basic loss per share was $0.14 and $0.01 respectively. The $1,227,399 or 6,324% increase in expenses from year ended December 31, 2009 to year ended December 31, 2010 was a result of:

- $1,215,000 increase in stock based compensation resulting from a financing completed during the year at a price less than quoted market value at the date of close.  No such financing occurred in fiscal 2009;

- $3,000 increase in mineral claims expense resulting from the acquisition of a mineral property.  No such acquisition occurred in fiscal 2009;

- $9,399 increase in general and administrative expenses resulting from increased activity related from the Company with respect to legal fees and due diligence with respect to the acquisition of the mineral property and the private placement completed during the year.  Fiscal 2009 included mainly costs related to maintaining compliance.

The $15,972 increase in net cash provided by financing activities for the year ended December 31, 2010 was the result of $25,000 raised through a private placement and $5,260 being raised through related party loans from our President, which were used to fund operations during the year ended December 31, 2010.  Financing activities from fiscal 2009 were solely related party loans from our President, which were used to fund operations.

As at December 31, 2010, the Company’s cash and total asset balance was $216 compared to $1,004 as at December 31, 2009.

As at December 31, 2010, the Company had total liabilities of $23,548 compared with total liabilities of $18,978 as at December 31, 2009. The increase in total liabilities was attributed to the Company using loans from related parties to fund expenditures.

As at December 31, 2010, the Company had a working capital deficit of $23,332 compared with a working capital deficit of $17,974 as at December 31, 2010.  The increase in working capital deficit was attributed to the company financing expenditures with current debt.”

Liquidity and Capital Resources, page 30

5.

Please note that Item 303(a)(1) of Regulation S-K requires any registrant that has identified a material liquidity deficiency to disclose the course of action the registrant will take to remedy the deficiency.  In light of the fact that you had $216 in cash on hand as of December 31, 2010, your current disclosures regarding your viable plans are overly generic.  Please disclose management’s viable plans to overcome the uncertainty of your ability to continue as a going concern, and include a reasonably detailed discussion of your ability or inability to generate sufficient cash to support your operations during the 12 month period following the date of the financial statements being reported upon and the amount of capital necessary to sustain operations.

RESPONSE:  We have revised the Filing on Page 31 to include the following language:

“On December 31, 2010 we had $216 in cash and cash equivalents, as compared to $1,004 on December 31, 2009. We anticipate generating losses in the future and may be unable to continue operations. Should we successfully complete this offering, we intend to raise additional funds through private placements, which should provide us with sufficient capital to complete our plan of operations and provide sufficient funds to meet our current operating expenses for the next year. We estimate we will need around $60,000 to sustain our current operations, as the cost of maintaining our claims are very low, only about $140 annually, and as a public company we would only be responsible for professional fees such as legal and auditing fees, reporting costs, and administrative expenses.  Failing a private placement, our sole officer and director has indicated that she will be able to fund operations for the subsequent two years through debt financing or until we can raise funds through an equity raise. As our sole officer and director has indicated that she will fund our operations, we believe we will be able to generate sufficient cash to support our operations, in the event that we do not raise sufficient funds from this offering as our operations do not generate any revenues currently. There can be no assurance that additional capital will be available to us. We currently have no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources.”

Financing Activities, page 31

6.

Please provide a narrative discussion and analysis of your financing activities for each year presented.  Please refer to Item 303(a) of Regulation S-K.

RESPONSE:  We have revised the Filing on Page 32 to include the following language:

“Net cash provided by financing activities was $30,260 for the year ended December 31, 2010 compared to $14,288 provided by financing activities in the same period in 2009.  Financing activity in 2010 raised $30,260, with $25,000 raised through a private placement and $5,260 being raised through related party loans from our President, which were used to fund operations during the year.  This represents a $15,972 increase in financing activities from 2009 which were solely related party loans from our President, which were used to fund operations.”

Report of Independent Registered Public Accounting Firm, page F-2

7.

We note that your independent accountant makes reference to the report(s) of predecessor auditors on your financial statements for the period from inception to December 31, 2007.  When a current auditor makes reference to a predecessor auditor that audited a portion of the cumulative data from inception, the predecessor auditor’s report and consent are required to be included in the filing.  Please provide the required auditor reports and consents or have your auditor remove the reference to the report of predecessor auditors.

RESPONSE:  We have included a revised auditor’s report.

Financial Statements, page F-3

8.

We note that the cumulative amounts from inception presented in the statements of operations and cash flows are labeled as unaudited.  Further, we note that the report of your independent registered public accountant does not refer to the predecessor auditor’s report on your financial statements for the year ended December 31, 2008.  Please revise to provide the audited financial statements for the period from inception to December 31, 2010.  If your predecessor auditors are unable to reissue their reports and provide consents, you should have your financial statements from inception to December 31, 2008 re-audited.  If you believe it is impractical to obtain an audit, you may request a waiver from CF-OCA of the audit requirement for the cumulative data.  A request for waiver of the audit requirement should be sent via e-mail to dcaoletters@sec.gov.  In order to facilitate proper routing, please include in the body of the e-mail: company name, date of letter, correspondent’s name, CIK number, Assistant Director Office No. 02, and file number.  Correspondence must be attached to the e-mail as a pdf file.  Your request should document the specific reasons why it is impracticable to obtain an audit.

RESPONSE:  As per our letter dated May 27, 2011 received from the Associate Chief Accountant from Division of Corporate Finance, we have included the audited financial information for the period from December 31, 2008 to December 31, 2010; we have marked any cumulative financial information from inception to December 31, 2010 as unaudited, and we have included the unaudited financial information for the period from December 31, 2010 to present.

Form 10-K for the Fiscal Year Ended December 31, 2010

9.

Please address the above comments as applicable.

RESPONSE:  We have revised the Yearly Report to comply with the above comments.

Cover Page

10.

We note that you checked the box indicating that you are a shell company.  We also note your disclosure in the second paragraph on page five indicating that you are no longer a shell company.  Please revise this apparent inconsistency.

RESPONSE:  We have revised the Yearly Report to indicate that we are not a shell company.

Description of Business, page 5

Plan of Operation, page 10

11.

We note your references to “this offering” throughout your filing.  Please revise such references to make is clear that this filing does not pertain to an offering of securities.

RESPONSE:  We have revised the Yearly Report to clarify the requested disclosure.

Executive Compensation, page 21

12.

We note your disclosure in the Summary Compensation Table that you did not issue may compensation to Ms. Ramirez-Martinez in 2009 or 2010.  However, we also note your disclosure in Note 5 – Stockholders’ Equity on page F-9 that you issued 10,000,000 shares of common stock to your sole officer and director, resulting in a stock-based compensation expense of $875,000.  Please revise your Summary Compensation Table to reflect this compensation.  See Item 402(n) of Regulation S-K.

RESPONSE:  We have revised the Yearly Report to accurately reflect our Executive Officer Summary Compensation.

Signatures, page 25

13.

Please include each capacity in which Ms. Ramirez-Martinez signed the report in the second signature block.  See General Instruction D to Form 10-K.

RESPONSE:  We have revised the Yearly Report accordingly.

In connection with the Company’s responding to the comments set forth in the May 18, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

First Resources Corp.

/s/ Gloria Ramirez-Martinez

By: Gloria Ramirez-Martinez

Title:  President and Chief Executive Officer

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